

GREAT QUEST METALS LTD.

03 DEC -5 AM 7:21

82-3116

November 28, 2003



03037955

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

PROCESSED
SUPPL
DEC 15 2003
THOMSON FINANCIAL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")
Third Quarter Report

Enclosed please find one copy of the Company's Form 51-901F with the Third Quarter Report and financial statements for the nine months ended September 30, 2003.

Please be advised, that in accordance with National Policy 41, the Third Quarter Report was mailed to shareholders on November 28, 2003.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 12/5



GREAT QUEST METALS LTD.

Third Quarter Report to Shareholders - For the Nine Months Ended September 30, 2003
(BC Form 51-901F, Schedule C: Management Discussion and Analysis)

Dear Shareholder:

Introduction

The period covered by the Fiscal Third Quarter of Great Quest Metals Ltd., from July 1 to September 30, 2003, and the subsequent period, has been a very active time for the Company. A drill program in the Kenieba and Baroya concessions was completed with positive results. Programs of pitting were completed in both the Bourdala Sud-Ouest and Niaragui zones to follow up previous encouraging results. Currently, the Company is preparing for a 2,000 metre diamond drill program on the Bourdala concessions to follow up the 2002 drill results as well as to test the high-grade Niaragui zone.

In financial matters the Company closed a $157,500 private placement, raised $312,000 through the exercise of warrants and announced a private placement of $400,000.

Baroya and Kenieba Concessions

A 726 metre diamond drill program was completed on the Baroya and Kenieba concessions, which collectively share a 12.5 km. border with the Tabakoto-Segala concessions of Nevsun Resources. Three zones were tested and significant results were intersected in all three zones. On the Baroya concession, DDH BY-01 intersected 15.0 m of 0.97 g/t gold in the Segala Extension zone, and BY-02 intersected 4.0 m of 1.92 g/t gold in the Baroya Nord zone. In the Kenieba concession, KN-02 intersected 8.1 m of 1.01 g/t gold within part of the Zambaye 1 dyke and 29.8 of 0.66 g/t gold throughout the entire dyke.

One conclusion from the program is that a great deal of additional work is needed, especially in the 32 sq. km Kenieba concession. As a result a program of geological mapping, soil sampling and pitting has just been completed.

Bourdala Concessions

Great Quest has recently completed a program of pitting and sampling over both the Bourdala Sud Ouest and Niaragui zones. Because of a 2 m thick layer of laterite, a rock-like substance, along much of the Niaragui zone, digging pits was very difficult, and work here was inconclusive. A sample from one pit assayed 1.73 g/t gold. This was 15 m east of a pit with 2.83 g/t gold. This indicates a possible width of 15 m for the zone.

Evidence from pitting and sampling along the Bourdala Sud-Ouest zone indicates the zone to be at least 400 m long. This zone is anomalous in gold with an abundance of quartz and coincident orpaillage or pits dug by the local miners.

The 2,000 m diamond drill program is planned to start in November. Much of the program will be designed to extend zones intersected in the 2002 diamond drill program. Below is a preliminary sketch of the program:

Zone	2002 Drill Hole	Intersects	Number of Holes
Bourdala Sud-Ouest	06-BR	10.0 m of 3.92 5.0 m of 8.63	7
TD	02-TD	5.5 m of 2.91 7.0 m of 4.24	2 or 3
Drin Drin	07-LD	8.9 m of 1.15	1
Nanike Sodjigui	05-NS	5.6 m of 2.25	2

At least one hole is planned for the high grade Niaragui zone.

Financials and Corporate

Great Quest raised $312,000 through the exercise of warrants at $0.30 and $11,965 through the exercise of stock options ranging in price from $0.22 to $0.30. The Company also announced a $400,000 private placement at $0.50 per unit, with each unit consisting, of one share and one half of a share purchase warrant at $0.62 for a period of one year from the closing date. The financial statements show an increase of $34,300 in administrative costs over last year. The increase in consulting, office, investor relations and shareholder relations all reflect an increase in activity in the respective areas.

Investor Relations

Great Quest had a booth in the Calgary Investment Conference in early October and plans to have a booth at the Vancouver Investment Conference in January. The Company has retained the services of Mr. James Mathers to provide investor relations services. These services include acting as the Company's investor relations contact, creating and implementing a communications plan for Great Quest and being a liaison to the investment community. For more information on Great Quest and its activities, please call toll free at 1-877-325-3838 or visit our website at www.greatquest.com.

ON BEHALF OF THE BOARD

"Signed"
Willis W. Osborne
President

GREAT QUEST METALS LTD.

Vancouver, Canada

Financial Statements

(Unaudited – Prepared By Management)

September 30, 2003 and 2002

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
X Schedules B & C

ISSUER DETAILS:

Name of Issuer	**GREAT QUEST METALS LTD.**
Issuer Address	**Suite 515 - 475 Howe Street, Vancouver, B.C. V6C2B3**
Issuer Telephone Number	**604-689-2882**
Contact Person	**Willis W. Osborne**
Contact Position	**President**
Contact Telephone Number	**604-689-2882**
Contact Email Address	**info@greatquest.com**
Web Site Address	**www.greatquest.com**
For Quarter Ended	**September 30, 2003**
Date of Report (yy/mm/dd)	03/11/14

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. *Please note this form is incorporated as* part of both the required filing of Schedule A and Schedules B & C.

NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**
"Willis W. Osborne"	**03/11/14**
"Victor J.E. Jones"	**03/11/14**

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
BALANCE SHEET
SEPTEMBER 30, 2003
(With comparative audited figures for December 31, 2002)

	SEPTEMBER 30, 2003 (unaudited)	DECEMBER 31, 2002 (audited)
ASSETS		
Current Assets		
Cash	$ 124,668	$ 16,667
Goods and services tax recoverable	1,734	1,653
Due from related parties (Note 2)	3,838	11,038
Prepaid expenses	30,085	33,981
	160,325	63,339
Property, Plant and Equipment (Note 3)	15,552	12,344
Mineral Properties, including deferred costs (Note 4)	2,060,911	1,657,747
Deposits	8,414	8,384
	$ 2,245,202	$ 1,741,814
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 12,863	$ 63,129
Due to related parties (Note 5)	35,486	73,844
	48,349	136,973
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	4,230,707	3,504,929
Share subscription advances	-	11,475
Contributed surplus	81,398	81,398
Deficit	(2,115,252)	(1,992,961)
	2,196,853	1,604,841
	$ 2,245,202	$ 1,741,814

Approved on Behalf of the Board:

"Willis W. Osborne"
Director

"Victor J.E. Jones"
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

	3 Months ended		9 Months ended	
	SEPT 30, 2003	SEPT 30, 2002	SEPT 30, 2003	SEPT 30,2002
ADMINISTRATION COSTS:				
Accounting and audit	$ 2,547	$ 1,783	$ 7,196	$ 5,694
Amortization	62	63	187	188
Bank charges and interest	331	335	1,987	727
Consulting	3,298	2,825	11,258	8,665
Office	5,913	9,512	22,547	16,167
Investor relations	3,542	1,250	14,734	1,250
Legal	-	-	1,304	2,007
Management fees	4,500	4,500	13,750	13,500
Printing, promotion and travel	7,038	4,808	14,326	19,065
Rent	3,683	3,683	11,162	10,976
Securities and brokerage fees	4,000	3,614	9,358	10,653
Shareholder's relations	1,572	-	14,794	-
	36,486	32,373	122,603	88,892
Interest income	(152)	(21)	(312)	(211)
Truck rental income	-	-	-	(690)
LOSS BEFORE OTHER ITEM	36,334	32,352	122,291	87,991
OTHER ITEM:				
Loss on write-off of capitalized costs related to abandoned mineral properties	-	-	-	18,000
NET LOSS FOR THE PERIOD	36,334	32,352	122,291	105,991
DEFICIT AT BEGINNING OF PERIOD	1,992,961	1,869,767	1,992,961	1,786,128
SHARE ISSUE COSTS	-	31,250	-	41,250
DEFICIT AT END OF PERIOD	$ 2,029,295	$ 1,933,369	$ 2,115,252	$ 1,933,369
Loss per share	$ (0.003)	$ (0.004)	$ (0.009)	$ (0.01)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

	3 Months ended		9 Months ended	
	SEPT 30, 2003	SEPT 30, 2002	SEPT 30, 2003	SEPT 30, 2002
OPERATING ACTIVITIES:				
Net loss for the period	$ (36,334)	$ (32,352)	$ (122,291)	$ (105,991)
Adjustments:				
Amortization	62	63	187	188
Loss on write-off of capitalized costs related to abandoned mineral properties	-	-	-	18,000
	(36,272)	(32,289)	(122,104)	(87,803)
Change in non-cash working capital items:				
Goods and services tax recoverable	(652)	(777)	(81)	(1,942)
Due from related parties	10,445	(298)	7,864	(4,615)
Prepaid expenses	(5,493)	(145,322)	2,791	(157,137)
Accounts payable and accrued liabilities	(44,858)	(18,838)	(50,378)	(8,806)
Due to related parties	(28,760)	31,224	(37,835)	34,758
	(105,590)	(166,300)	(199,743)	(225,545)
FINANCING ACTIVITIES:				
Issue of share capital for cash	227,577	337,806	679,437	481,911
Share subscription advances	(11,475)	8,505	(11,475)	(92,485)
Loan received	-	-	-	-
Loan received from related parties	-	-	-	-
Settlement of debts	-	-	46,340	-
	216,102	346,311	714,302	389,426
INVESTING ACTIVITIES:				
Acquisition cost of mineral properties	-	(49,799)	-	(74,784)
Acquisition costs of property, plant *and equipment*	-	-	(7,175)	-
Deferred exploration and development costs, net of amortization	(115,069)	(1,832)	(399,383)	(34,560)
	(115,069)	(51,631)	(406,558)	(109,344)
INCREASE (DECREASE) IN CASH	(4,557)	128,380	108,001	(54,537)
CASH AT BEGINNING OF PERIOD	16,667	6,664	16,667	80,507
CASH AT END OF PERIOD	$ 12,110	$ 135,044	$ 124,668	$ 135,044

Supplemental cash flow information (Note 9)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

	Mali Properties	Taseko Property	Gold Dust Property	2003 Total	Mali Properties	Taseko Property	Gold Dust Property	2002 Total
EXPLORATION AND DEVELOPMENT COSTS:								
Amortization	$ 3,780	$ -	$ -	$ 3,780	$ 1,260	$ -	$ -	$ 1,260
Drilling, reclamation and assays	220,545	-	-	220,545	1,732	-	-	1,732
Exploration surveys	30,329	-	-	30,329	-	-	-	-
Office, consulting and travel	20,510	-	123	20,633	100	-	-	100
Total costs incurred during the period	275,164	-	123	275,287	3,092	-	-	3,092
Balance, beginning of period	497,705	402,880	-	900,585	313,637	402,880	-	716,517
Balance, end of period	$ 772,869	$ 402,880	$ 123	$ 1,175,872	$316,729	$ 402,880	$ -	$ 719,609

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

1. INTERIM FINANCIAL STATEMENTS

While the interim financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2002 audited financial statements. It is suggested that these financial statements be read in conjunction with the Company's annual December 31, 2002 audited financial statements.

2. DUE FROM RELATED PARTIES

Amounts due from a Director and corporations controlled by common Directors are unsecured, non-interest bearing and have no specific terms of repayment. The amounts represent payments of rent and office expenses made on behalf of corporations controlled by common Directors. The amounts are normally repaid within one year of payment.

3. PROPERTY, PLANT AND EQUIPMENT

	SEPTEMBER 30, 2003			DECEMBER 31, 2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 32,526	$ 24,545	$ 7,981	$ 11,762
Equipment	9,338	1,767	7,571	582
	$ 41,864	$ 26,312	$ 15,552	$ 12,344

4. MINERAL PROPERTIES

	SEPTEMBER 30, 2003			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 675,039	$ 772,869	$ -	$ 1,445,908
b. Taseko Property	212,000	402,880	-	614,880
c. Gold Dust Property	-	123	-	123
	$ 885,039	$1,175,872	$ -	$ 2,060,911

"Prepared by Management without Audit"

	DECEMBER 31, 2002			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off Of Capitalized Costs	Total
a. Mali Properties	$ 548,114	$ 503,416	$ (8,663)	$ 1,042,867
b. Taseko Property	212,000	402,880	-	614,880
c. Gold Dust Property	18,000	-	(18,000)	-
	$ 778,114	$ 906,296	$ (26,663)	$1,657,747

5. DUE TO RELATED PARTIES

Amounts due to a Director and corporations controlled by common Directors are unsecured, non-interest bearing, and have no specific terms of repayment.

6. SHARE CAPITAL

The authorized share capital of the Company consists of 50,000,000 common shares without par value.

The Company has issued common shares of its capital stock as follows:

	SEPTEMBER 30, 2003		DECEMBER 31, 2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of Period/Year	10,519,147	$ 3,504,929	8,076,647	$ 2,963,768
Issued during the Period/Year for:				
Cash	2,365,250	679,438	1,761,660	377,951
Share subscription advances	-	-	415,840	103,960
Mineral properties	-	-	100,000	18,000
Debt	165,500	46,340	-	-
Finders fees	-	-	165,000	41,250
Balance, end of Period/Year	13,049,897	$ 4,230,707	10,519,147	$ 3,504,929

Transactions for the Issue of Share Capital
<u>During the Period Ended September 30, 2003:</u>

a. The Company issued 1,034,008 shares at a price of $0.30 per share for the exercise of warrants for total consideration of $310,202.40.

b. The Company issued 45,750 shares for the exercise of stock options for a total consideration of $11,965 as follows: 23,750 shares at a price of $0.30 per share for a consideration of $7,125, and 22,000 shares at a price of $0.22 per share for a consideration of $4,840.

Stock Options:

The Company has a stock option plan (the "Plan"), which was approved by the Company's shareholders and the TSX that allows the Company's Directors to grant stock options to purchase up to a total of 1,379,729 shares. Options granted pursuant to the Plan are subject to the policies of the TSX with respect to eligible persons, exercise price, maximum term, vesting, maximum options per person and termination of eligible person status.

At September 30, 2003, the Company had outstanding stock options to acquire 813,000 common shares as follows:

Number of Shares	Price	Expiry Date
172,500	$ 0.22	July 22, 2004
165,000	$ 0.35	April 5, 2005
95,500	$ 0.22	March 28, 2006
180,000	$ 0.27	September 7, 2006
200,000	$ 0.30	September 4, 2007
813,000		

Warrants:

At September 30, 2003, the Company had 425,000 outstanding common share purchase warrants exercisable as follows: 200,000 shares at $0.30 per share on or before December 10, 2003 and 225,000 shares at $0.45 per share on or before June 13, 2004.

7. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

Rent and office services totalling $11,047 (2002 - $5,747) and management and consulting fees totalling $13,750 (2002 - $13,500) were incurred with corporations related to the Company by common Directors.

The above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

GREAT QUEST METALS LTD.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

8. SEGMENTED INFORMATION

The Company's activities are all in the one (1) industry segment of mineral property acquisition, exploration and development.

	Mali	Canada	Total
September 30, 2003			
Property, Plant and Equipment	$ 15,156	$ 396	$ 15,552
Mineral properties, including deferred costs	1,445,908	615,003	2,060,911
	$ 1,461,064	$615,399	$ 2,076,463

	Mali	Canada	Total
December 31, 2002			
Property, Plant and Equipment	$ 11,762	$ 582	$ 12,344
Mineral properties, including deferred costs	1,042,867	614,880	1,657,747
	$1,054,629	$ 615,462	$1,670,091

9. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the periods ended September 30, 2003 and September 30, 2002 as follows:

	2003	2002
Non-cash financing investing activities:		
Share capital issued for:		
Debt	$ -	$ -
Mineral properties	-	18,000
Finders fees	-	41,250
	$ -	$ 59,250
Non-cash investing activities:		
Acquisition costs of mineral properties	$ -	$ (18,000)
Deferred exploration and development cost, net of Amortization	3,780	3,780
	$ 3,780	$ (14,220)

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's financial statements presentation.

Schedule B: Supplementary Information
GREAT QUEST METALS LTD.
SEPTEMBER 30, 2003

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:
See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Refer to Note 7 of the accompanying financial statements.

The aggregate amount of expenditures made to parties not at arms length from the Company were $14,883 during the period.

Section 3

A. SECURITIES ISSUED DURING THE PERIOD ENDED SEPTEMBER 30, 2003:

Date Of Issue	Type of Security	Type Of Issue	Number of Shares Issued	Price Per Share	Total Proceeds	Type Of Consideration	Commission Paid
July 24/03	Common Shares	Exercise of Options	18,000	$ 0.30	$ 5,400	Cash	N/A
July 25/03	Common Shares	Warrants	9,000	$ 0.30	$ 2,700	Cash	N/A
July 31/03	Common Shares	Warrants	12,500	$ 0.30	$ 3,750	Cash	N/A
Aug 08/03	Common Shares	Warrants	31,500	$ 0.30	$ 9,450	Cash	N/A
Aug. 11/03	Common Shares	Exercise of Options	5,750	$ 0.30	$ 1,725	Cash	N/A
Aug. 12/03	Common Shares	Exercise of Options	22,000	$0.22	$ 4,840	Cash	N/A
Aug. 14/03	Common Shares	Warrants	28,000	$0.30	$ 8,400	Cash	N/A
Sept. 03/03	Common Shares	Warrants	178,008	$0.30	$ 53,402	Cash	N/A
Sept. 05/03	Common Shares	Warrants	630,000	$0.30	$ 189,000	Cash	N/A
Sept. 11/03	Common Shares	Warrants	145,000	$0.30	$ 43,500	Cash	N/A

GREAT QUEST METALS LTD.
SEPTEMBER 30, 2003

B. OPTIONS GRANTED DURING THE PERIOD ENDED SEPTEMBER 30, 2003:

Nil.

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2003:

Authorized share capital - 50,000,000 common shares without par value

A total of 13,049,897 common shares have been issued for a total of $4,230,707.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT SEPTEMBER 30, 2003:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	172,500	$0.22	July 22, 2004
Options	165,000	$0.35	April 5, 2005
Options	95,500	$0.22	March 28, 2006
Options	180,000	$0.27	September 7, 2006
Options	200,000	$0.30	September 4, 2007
Warrants	200,000	$0.30	December 10, 2003
Warrants	225,000	$0.45	June 13, 2004

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT SEPTEMBER 30, 2003:

Common shares in escrow – 362,265

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 7, 2003:

Willis W. Osborne	President/Director
Victor F.E. Jones	Director
Mahamadou Keita	Director
Jennifer Nestoruk	Secretary



GREAT QUEST METALS LTD.

CORPORATE INFORMATION

(As at November 14, 2003)

SHARES LISTED

Canadian Venture Exchange: GQ

Authorized: 50,000,000 Issued: 13,049,897

Options: 813,000

Warrants: 425,000

Escrow: 362,265

12g3-2(b) Exemption #82-3116

Standard & Poor's Listed

OFFICERS & DIRECTORS

Mr. Victor J.E. Jones, Director

Mr. Mahamadou Keita, Director

Ms. Jennifer Nestoruk, Corporate Secretary

Mr. Willis W. Osborne, President & Director

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & REGISTERED OFFICE

DuMoulin Black
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

Jones Richards & Company, Certified General Accountants
900 – 1200 Burrard Street, Vancouver, British Columbia, Canada V6Z 2C7

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 689-2882 Fax: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

PRINTED IN CANADA